UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Vishay Intertechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928298108 (CUSIP Number)

October 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1.	Names of Reporting Person: Stephen Waters

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 6. Shared Voting Power: 8,481,599(1) 7. Sole Dispositive Power: 8. Shared Dispositive Power: 8,481,599(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,481,599

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.55%

12.	Type of Reporting Person: IN

(1)	Stephen Waters is deemed to share beneficial ownership of 8,481,599 shares of common stock of Vishay Intertechnology, Inc. (the “Common Stock”) pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Waters is a director of Compass Capital Partners Limited, a Bermuda company that is the sole general partner of Phoenix Bermuda L.P., a Bermuda limited partnership. Phoenix Bermuda L.P. holds the following securities of Vishay Intertechnology, Inc.: (a) Class A Warrants (the “Class A Warrants”) and Class B Warrants (the “Class B Warrants”), which may be exercised for Common Stock on or after December 13, 2003, and (b) floating rate unsecured loan notes due 2102 (the “Notes”), which may be converted into Common Stock.

1.	Names of Reporting Person: Gavin Arton

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Citizen of the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 6. Shared Voting Power: 8,481,599(2) 7. Sole Dispositive Power: 8. Shared Dispositive Power: 8,481,599(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,481,599

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.55%

12.	Type of Reporting Person: IN

(2)	Gavin Arton is deemed to share beneficial ownership of 8,481,599 shares of Common Stock of Vishay Intertechnology, Inc. pursuant to Rule 13d-3(d)(1) under the Exchange Act. Mr. Arton is a director of Compass Capital Partners Limited, a Bermuda company that is the sole general partner of Phoenix Bermuda L.P., a Bermuda limited partnership. Phoenix Bermuda L.P. holds the Class A Warrants and the Class B Warrants, which may be exercised for Common Stock on or after December 13, 2003, and the Notes, which may be converted into Common Stock.

1.	Names of Reporting Person: James Keyes

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Citizen of the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 6. Shared Voting Power: 8,481,599(3) 7. Sole Dispositive Power: 8. Shared Dispositive Power: 8,481,599(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,481,599

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.55%

12.	Type of Reporting Person: IN

(3)	James Keyes is deemed to share beneficial ownership of 8,481,599 shares of Common Stock of Vishay Intertechnology, Inc. pursuant to Rule 13d-3(d)(1) under the Exchange Act. Mr. Keyes is a director of Compass Capital Partners Limited, a Bermuda company that is the sole general partner of Phoenix Bermuda L.P., a Bermuda limited partnership. Phoenix Bermuda L.P. holds the Class A Warrants and the Class B Warrants, which may be exercised for Common Stock on or after December 13, 2003, and the Notes, which may be converted into Common Stock.

1.	Names of Reporting Person: Compass Capital Partners Limited

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 6. Shared Voting Power: 8,481,599(4) 7. Sole Dispositive Power: 8. Shared Dispositive Power: 8,481,599(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,481,599

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.55%

12.	Type of Reporting Person: CO

(4)	Compass Capital Partners Limited is the sole general partner of Phoenix Bermuda L.P., which holds the Class A Warrants and the Class B Warrants, which may be exercised for Common Stock on or after December 13, 2003, and the Notes, which may be converted into Common Stock.

1.	Names of Reporting Person: Phoenix Bermuda L.P.

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 6. Shared Voting Power: 8,481,599 7. Sole Dispositive Power: 8. Shared Dispositive Power: 8,481,599

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,481,599

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.55%

12.	Type of Reporting Person: PN

Item 1(a).	Name of Issuer:

Vishay Intertechnology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

63 Lincoln Highway, Malvern, Pennsylvania, 19355-2120

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G is filed jointly by Stephen Waters, Gavin Arton, James Keyes, Compass Capital Partners Limited, and Phoenix Bermuda L.P. Stephen Waters, Gavin Arton, and James Keyes act as directors of Compass Capital Partners Limited. Compass Capital Partners Limited is organized under the laws of Bermuda and is the sole general partner of Phoenix Bermuda L.P., a Bermuda limited partnership.

Because Messrs. Waters, Arton and Keyes act as directors of Compass Capital Partners Limited, they may be deemed to have shared voting and investment control with respect to Vishay Intertechnology, Inc. securities held by Phoenix Bermuda L.P.. However, Messrs. Waters, Arton and Keyes disclaim beneficial ownership of such securities except to the extent of their pecuniary interest in them.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address of Principal Business Office of Stephen Waters, Gavin Arton, James Keyes, Compass Capital Partners Limited, and Phoenix Bermuda L.P. is 6 Front Street, Hamilton HM11, Bermuda.

Item 2(c).	Citizenship:

Stephen Waters is a citizen of the United States, Gavin Arton and James Keyes are citizens of the United Kingdom. Compass Capital Partners Limited is a company organized under the laws of Bermuda. Phoenix Bermuda L.P. is a limited partnership organized under the laws of Bermuda.

Item 2(d).	Title of Class of Securities:

This statement on Schedule 13G relates to common stock, par value $0.10 per share, of Vishay Intertechnology, Inc.

The following table sets out the number of the Class A Warrants, the Class B Warrants and the Notes held by Phoenix Bermuda L.P. and the number of shares of Common Stock into which such securities may be exercised or converted:

Security holder	Notes		Class A Warrants(2)	Class B Warrants(2)	Equivalent Shares(3)
Phoenix Bermuda L.P.	237,529	(1)	6,540,296	1,703,774	8,481,599

(1)	Phoenix Bermuda L.P. holds $4,038,000 of the Notes and is entitled to receive 237,529 shares of common stock assuming conversion of the Notes in full.

(2)	The Class A Warrants and the Class B Warrants are exercisable on or after December 13, 2003.

(3)	Figures in this column assume exercise in full the Class A Warrants and the Class B Warrants and conversion of all of the Notes.

Item 2(e).	CUSIP Number:

928298108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

The persons filing this Statement are passive investors pursuant to Rule 13d-1(c).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,481,599 (See Item 2(d)).

(b)	Percent of class: 5.55%.

(c)	Number of shares as to which the persons have:

(i)	Sole power to vote or to direct the vote: -

(ii)	Shared power to vote or to direct the vote: 8,481,599

(iii)	Sole power to dispose or to direct the disposition of: -

(iv)	Shared power to dispose or to direct the disposition of: 8,481,599

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the shares covered by this Schedule, 8,481,599 are held in a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares. No person individually has an interest that relates to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2003

By:	/s/ Stephen Waters

Name:	Stephen Waters
Director, Compass Capital Partners Limited

By:	/s/ Gavin Arton

Name:	Gavin Arton
Director, Compass Capital Partners Limited

By:	/s/ James Keyes

Name:	James Keyes
Director, Compass Capital Partners Limited

By:	/s/ Linda M. Sutherland

Compass Capital Partners Limited
Name:	Linda M. Sutherland
Title:	Secretary

By:	/s/ Linda M. Sutherland

Compass Capital Partners Limited as General Partner for Phoenix Bermuda L.P.
Name:	Linda M. Sutherland
Title:	Secretary

AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of Stephen Waters, Gavin Arton and James Keyes, each a director of Compass Capital Partners Limited, the sole general partner of Phoenix Bermuda L.P., and on behalf of Compass Capital Partners Limited and Phoenix Bermuda L.P.

Dated: October 20, 2003

By:	/s/ Stephen Waters

Name:	Stephen Waters
Director, Compass Capital Partners Limited

By:	/s/ Gavin Arton

Name:	Gavin Arton
Director, Compass Capital Partners Limited

By:	/s/ James Keyes

Name:	James Keyes
Director, Compass Capital Partners Limited

By:	/s/ Linda M. Sutherland

Compass Capital Partners Limited
Name:	Linda M. Sutherland
Title:	Secretary

By:	/s/ Linda M. Sutherland

Compass Capital Partners Limited as General Partner for Phoenix Bermuda L.P.
Name:	Linda M. Sutherland
Title:	Secretary